Exhibit 21

Subsidiaries of Alliant Techsystems Inc.

as of March 31, 2009

All subsidiaries listed below are 100% owned except where noted.

State or Other Jurisdiction of
Subsidiaries		Incorporation or Organization

•	ATK Commercial Ammunition Holdings Company Inc.	Delaware
	• ATK Commercial Ammunition Company Inc.	Delaware
	• Federal Cartridge Company	Minnesota
	• Ammunition Accessories Inc.	Delaware
•	ATK Launch Systems Inc.	Delaware
•	ATK Space Systems Inc.	Delaware
	• Swales & Associates, Inc.	Delaware
	• COI Ceramics, Inc. (59% ownership)	California
•	ATK Insurance Company	Vermont
•	Eagle Industries Unlimited, Inc.	Missouri
	• Eagle Mayaguez, LLC	Missouri
	• Front Line Defense International, Inc.	Puerto Rico
	• Eagle New Bedford, Inc.	Missouri
	• Eagle Industries del Caribe, Inc.	Puerto Rico
	• Eagle Industries International, Inc.	Bahamas